SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X   Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Decides to Enter the International Telephony Market dated March 31, 2004.

     2. Press Release re Israeli Ministry of Communication Grants Internet Gold License for Technological Experimentation of VoIP Full Telephony Services dated April 5, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Decides to Enter the International Telephony Market

Wednesday March 31, 7:02 am ET

- Israeli Ministry of Communication (MOC) Announces Further Opening of Market to Competition

PETACH TIKVA, Israel, March 31 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) decided today to apply for an operating license to become an international carrier and add telephony services in addition to its activity as a leading ISP in Israel. The board of the company has approved a comprehensive penetration plan prepared by a special task force and requested that management execute it. Subject to the Ministry of Communication's determination, Internet Gold believes that it is eligible to receive this license and estimates that it will commence service within 2 months.

The international telephony market in Israel is dominated by 3 carriers each enjoying approximately a third of the business. Based on the Ministry of Communication's data, this market is estimated to be significantly larger than the Internet access market. Internet Gold anticipates to become an appreciable operator in this market utilizing its current skilled and experienced team in the fields of VoIP technologies and infrastructure.

Internet Gold's CEO, Eli Holtzman, commented, "We, at Internet Gold, have been preparing for this for several months. We have the right group of professionals to provide the highest level of service to the Israeli market based on our team's vast VoIP experience and infrastructure. This new development is very important to us. According to our extensive market analysis and detailed work plan, we anticipate that this new line of business will contribute tremendously to our revenues growth and following the penetration phase, it will be accretive to our net profits and cash flow. In addition to gaining new customers and business, this new line of activity will provide us with a strong edge to offset current market competition by being able to provide a wider variety of services to our existing customer base very much like our competitors.

We commend and thank the Israeli Ministry of Communication for its decision to further liberalize the market and open it to competition."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind ,focusing on Internet value added services, and Internet Gold International, specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

                                                                          Item 2

Press Release                                              Source: Internet Gold

Israeli Ministry of Communication Grants Internet Gold License for Technological Experimentation of VoIP Full Telephony Services

Monday April 5, 7:00 am ET

PETACH TIKVA, Israel, April 5 /PRNewswire-FirstCall/ -- Internet Gold, (NASDAQ:
IGLD - News) announced today that it had received the approval of the Israeli Ministry of Communication to commence technological experimentation of the full deployment of telephony services to selected user groups using a VoIP platform. Today's decision by the Ministry of Communication marks the next phase in the liberalization of the Israeli communications market and will allow Internet Gold to gain valuable experience in preparing to establish itself as a comprehensive telephony service provider to the Israeli consumer.

Today's announcement follows the Ministry of Communication's decision to further open the international telephony market to competition and Internet Gold's recently announced decision to enter that market and become a general international telephony carrier.

Internet Gold's CEO, Eli Holtzman, commented, "We are very pleased with the Ministry's decision and believe that Internet Gold has much to offer in the Israeli communications market. Today's consumers are more sophisticated and expect their service provider to supply them with a broader selection of services at a higher service level. In the future, Internet Gold will be able to offer international and domestic telephony services in addition to its full broadband Internet services (including content via MSN Israel, our successful partnership with Microsoft Corp., and e-Commerce via our P-1000 brand). These new services will be provided effectively and efficiently utilizing our vast IP experience. Internet Gold is gearing up and is looking forward to becoming a significant/ major player in the Israeli communication scene."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1%) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3%). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind ,focusing on Internet value added services, and Internet Gold International, specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

    Or

    Mrs. Ayelet Shaked Shiloni
    Integrated IR
    +972-3-635-6790
    ayelet@integratedir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         INTERNET GOLD-GOLDEN LINES LTD.
                                  (Registrant)



                                                     By /s/Eli Holtzman
                                                        ---------------
                                                        Eli Holtzman
                                                        Chief Executive Officer




Date:  April 5, 2004